NON-QUALIFIED STOCK OPTION AGREEMENT

This Non-Qualified Stock Option Agreement (the “Agreement”) is made as of December 7, 2006 (the “Date of Grant”) between NaturalNano, Inc., a Nevada corporation (the “Company”), and Sir Harold Kroto, an consultant of the Company or one of its Subsidiaries (the “Option Holder”), to record the granting of a non-qualified stock option. This Agreement and the option granted hereby are not being made pursuant to the Company’s 2005 Incentive Stock Plan (the “Plan”); however, to the extent not inconsistent with the terms of this Agreement, the Plan’s terms are hereby incorporated in this Agreement by reference. Terms used herein that are defined in the Plan shall have the meanings ascribed to them in the Plan. If there is any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of this Agreement shall, for purposes of this Agreement, supersede and replace the conflicting terms in the Plan.

1.
Grant of Option. The Company hereby grants to the Option Holder, subject to and pursuant to the terms and conditions of this Agreement, the option to purchase from the Company an aggregate of 50,000 shares of common stock of the Company (the “Shares”) at an exercise price of $0.10 per Share. The parties intend this Option to be treated as a non-qualified stock option under the Code.

2.	Expiration Date. This Option shall expire on December 7, 2011 (the “Expiration Date”) unless this Option expires earlier as provided in Sections 5, 6 or 7 of this Agreement.

3.
Exercisability. No Shares may be purchased under this Option and this Option shall not be exercisable until the Option has vested pursuant to the vesting schedule. Under the vesting schedule, all shares issued in this grant are vested as of the grant date, December 7, 2006. If the Option Holder’s services are terminated, Section 5 shall govern the Option Holder’s rights under this Option. Notwithstanding the foregoing or any other provision of the Plan or this Agreement, this Option may not be exercised after the Expiration Date.

4.
Method of Exercising Options. The Option may be exercised from time to time by written or electronic notice (in the form prescribed by the Company) delivered to and received by the Company, which notice shall be signed or electronically confirmed by the Option Holder and shall state the election to exercise the Option and the number of whole Shares with respect to which the Option is being exercised. Such notice must be accompanied by a check payable to the Company or, subject to the Committee’s approval, such other consideration as the Committee may determine in payment of the full Option Price for the number of Shares purchased. As soon as practicable after it receives such notice and payment, as applicable, and following receipt from the Option Holder of payment for any taxes which the Company is required by law to withhold by reason of such exercise, the Company will deliver to the Option Holder a certificate or certificates for the Shares so purchased.

5.	Cancellation of Options.

(a)	Expiration of Term. On the Expiration Date, the unexercised Options shall be cancelled automatically.

(b)
Termination of Consulting Services. Except as provided in Sections 6 and 7 below, any unvested portion of the Option shall automatically be cancelled in the event the Option Holder’s consulting services with the Company or any of its Subsidiaries is terminated for any reason. Any portion of the Option vested at the time of termination may be exercised by the Option Holder at any time on or prior to the earlier of the Expiration Date or the expiration of three (3) months after the date of termination. Any vested portion of the Option that is not exercised within such time period shall be automatically cancelled. A “termination” includes any event which would causes the Option Holder to lose his or her eligibility to participate in the Plan (e.g., the consultant ceases to provide the prescribed services to the Company).

6.
Death of Option Holder. Upon the death of the Option Holder while the Option Holder is an employee of the Company or a Subsidiary, any unvested portion of the Option shall fully vest. The Option may be exercised by the Option Holder’s estate, or by a person who acquires the right to exercise the Option by bequest or inheritance or by reason of the death of the Option Holder, provided that such exercise occurs both before the Expiration Date and within three (3) months after the date of the Option Holder’s death. Any portion of the Option not exercised within such time period will be cancelled.

7.
Disability. Upon termination of the Option Holder’s agreement by reason of the Option Holder’s Disability, any unvested portion of the Option shall fully vest. The Option may be exercised by the Option Holder, provided that such exercise occurs both before the Expiration Date and within 90 days after the Option Holder’s termination due to a Disability. Any portion of the Option not exercised within such time period will be cancelled. “Disability” shall mean a condition whereby the Option Holder is unable to perform the services required by the Holder’s consulting agreement for a period of 30 days as determined by the Company in its reasonable discretion.

8.
Non-Assignability. The Option shall not be assignable or transferable by the Option Holder, except by will or by the laws of descent and distribution. During the life of the Option Holder, the Option shall be exercisable only by the Option Holder.

9.	Rights as a Shareholder. The Option Holder shall have no rights as a shareholder by reason of the Option unless and until certificates for shares of Common Stock are issued to her.

10.
Employment. This Agreement shall not create in the Option Holder a right to employment with the Company or any Subsidiary and shall not interfere with the ability of the Company to terminate the Option Holder’s employment relationship at any time with or without cause; the Option is not part of normal and expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payment, bonuses, long-service awards, pension or retirement benefits, or similar payments.

11.
Notice. Notices hereunder shall be in writing and if to the Company shall be addressed to the Secretary of the Company at NaturalNano, Inc., 150 Lucius Gordon Drive, Suite 115, West Henrietta, New York 14586 and if to the Option Holder shall be addressed to the Option Holder at her address as it appears on the Company’s records.

12.
Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and, to the extent provided in Section 6 hereof, to the heirs or legatees of the Option Holder.

13.
Applicable Laws and Consent to Jurisdiction. The validity, construction, interpretation and enforceability of this Agreement shall be determined and governed by the laws of the New York without giving effect to the principles of conflicts of law. For the purpose of litigating any dispute that arises under this Agreement, the parties hereby consent to exclusive jurisdiction in New York and agree that such litigation shall be conducted in the federal or state courts located in Rochester, New York.

IN WITNESS WHEREOF, the Company and the Option Holder have caused this Agreement to be executed on the date set forth opposite their respective signatures, it being further understood that the date of grant may differ from the date of signature.

NaturalNano, Inc.

Date: December 7, 2006	By:	/s/ Kathleen A. Browne
Kathleen A. Browne CFO

Option Holder

Date: December 7, 2006	/s/ Harold Kroto
Harold Kroto